BMO Funds, Inc.

111 E. Kilbourn Ave., Suite 200

Milwaukee, WI 53202

May 12, 2016

VIA EDGAR

Deborah O’Neill Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:

BMO Funds, Inc. (the “Registrant”)

File Nos. 33-48907 and 811-58433

Dear Ms. O’Neill Johnson:

This letter provides a subsequent response to one of the comments received from you on Wednesday, May 4, 2016 regarding Post-Effective Amendment Number 115 to the Registrant’s Form N-1A Registration Statement filed on March 18, 2016 (the “Post-Effective Amendment”) on behalf of the BMO Floating NAV Prime Money Market Fund (the “Fund”).  The Registrant filed the Post-Effective Amendment for the purpose of registering the Fund as a new series of the Registrant.

The Registrant previously responded to this comment via EDGAR Correspondence on May 6, 2016.  Responses to the other comments you provided are forthcoming and will be submitted in separate correspondence.

Comment:  In the “Principal Investment Strategies” section, the Fund discloses that the net asset value (NAV) of its shares will “float” by October 2016.  If the NAV of the Fund’s shares will not be floating when the Fund’s shares are first offered for sale, please revise the Fund’s name.

Response: For the information of the staff, the Registrant confirms that the net asset value (NAV) of its shares will “float” on the first day of operations.  The Registrant’s portfolio securities will be valued at their current market value.  The amortized cost method of valuation will not be used.  The Registrant will revise the Registration Statement to clarify these points.

Certain of the Registrant’s service providers, including in particular the transfer agent, do not yet have systems capable of calculating a fund’s NAV to four decimal points.  Accordingly, the NAV of the Fund’s shares will not be calculated to four decimal points until closer to the October 14, 2016 deadline.

The Registrant believes that clarifying the disclosure to indicate that the NAV of the Fund’s shares will “float” on the first day of operations alleviates the staff’s concern with respect to the name of the Fund.  The Registrant would prefer to revise the disclosure in response to this comment and use the name “BMO Floating NAV Prime Money Market Fund” for the Fund.

If you have any questions regarding this response, please contact the undersigned at 414-287-8754.

Very truly yours,

/s/ Michael J. Murphy

Michael J. Murphy